Exhibit 99.1
February 18, 2010
Mr. David Clouatre
Resolute Energy Corporation
1675 Broadway, Suite 1950
Denver, Colorado 80202
Dear Mr. Clouatre:
In accordance with your request, we have audited the estimates prepared by Resolute Energy Corporation (Resolute), as of December 31, 2009, of the proved reserves and future revenue to the Resolute interest in certain oil and gas properties located in Oklahoma, Utah, and Wyoming. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Resolute. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses and future income taxes are excluded for all properties. This report has been prepared for Resolute’s use in filing with the SEC.
The following table sets forth Resolute’s estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	At 10%
Proved Developed
Producing	19,814.5	939.6	9.531.5	371,704.7	232,271.9
Non-Producing	11,080.7	515.8	5,991.7	302,379.3	133,987.5
Proved Undeveloped	18,964.3	6,747.3	22,705.4	467,551.4	113,639.0

Total Proved	49,859.5	8,202.7	38,228.5	1,141,635.4	479,898.5

Totals may not add because of rounding.
The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Resolute are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Resolute’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Resolute in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Resolute.

4500 ThankSgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

The estimates shown herein are for proved reserves only. Resolute’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Prices used by Resolute are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For the Utah properties, the oil and NGL price used is the average NYMEX West Texas Intermediate price of $61.18 per barrel and is adjusted by unit for quality, transportation fees, and regional price differentials. For the Oklahoma and Wyoming properties, the oil and NGL price used is the average Plains Marketing, L.P. West Texas Intermediate posted price of $57.65 per barrel and is adjusted by field for quality, transportation fees, and regional price differentials. For the Utah properties, the gas price used is the average Platts Gas Daily El Paso San Juan Basin price of $3.26 per MMBTU and is adjusted by unit for energy content, transportation fees, and regional price differentials. For the Oklahoma and Wyoming properties, the gas price used is the average Platts Gas Daily Henry Hub price of $3.87 per MMBTU and is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.
Lease and well operating costs used by Resolute are based on historical operating expense records and include only direct lease- and field-level costs. These costs do not include the per-well overhead expenses allowed under joint operating agreements, nor do they include the headquarters general and administrative overhead expenses of Resolute. Lease and well operating costs are held constant throughout the lives of the properties. Resolute’s estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.
It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Resolute with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Resolute’s overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Resolute, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ David T. Miller
David T. Miller, P.E. 96134
Vice President

Date Signed: February 18, 2010

DTM:LKT

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